EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

("Telkom")

Telkom wishes to respond to a financial press interview published on Thursday 9th February, 2006.

Telkom does not provide guidance on Headline Earnings Per Share (HEPS) and no guidance was given. The 35% growth in HEPS refers to the results published for the period 1 April 2005 to 30 September, 2005.

As previously disclosed there is a moratorium on forced retrenchments in place to 31 March 2006. Any extension of the moratorium is subject to current negotiations between Telkom and Telkom’s recognized labour Unions.

Johannesburg

9 February 2006